Filed pursuant to Rule 253(g)(2)

File No. 024-11569

OFFERING CIRCULAR DATED AUGUST 28, 2023

PROVEN GROUP, INC.

7901 4th St N STE 4916

St. Petersburg, Florida 33702

415-295-6008

www.provenskincare.com

Up to 9,090,909 Units, each comprising .7 share of Series A Preferred Stock sold by the company and .3 share of Common Stock from selling shareholders

Up to 6,363,636 shares of Common Stock into which the shares of Series A Preferred Stock may convert

MINIMUM INVESTMENT: $990

SEE “SECURITIES BEING OFFERED” AT PAGE 28

As of July 31, 2023, the company has closed on gross proceeds of $2,807,904 and issued 425,440 Units, including 297,808 shares of Series A Preferred Stock and 127,632 shares of Common Stock from selling shareholders.

	Price to Public	Underwriting discount and commissions(1)	Proceeds to issuer (2)	Proceeds to other persons
Per Unit	$6.60	$0.066	$4.5738	$1.9602
Total Minimum	$400,000	$4,000	$277,200	$118,800
Total Maximum	$60,000,000	$600,000	$41,580,000	$17,820,000

(1)	The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), as broker-dealer of record, to perform broker-dealer, administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Dalmore will receive a 1% commission, a one-time advance payment for out of pocket expenses equal to $5,000, and a consulting fee of $20,000, payable by the company to Dalmore. See “Plan of Distribution and Selling Securityholders” for details.

(2)	Not including legal and accounting expenses of this offering, which are estimated at approximately $360,000 for a fully-subscribed offering, not including state filing fees.

Sales of these securities commenced on approximately August 10, 2022

This offering (the “offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the company will file a post-qualification amendment to include the company’s recent financial statements.

The offering is being conducted on a best-efforts basis without any minimum target. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

Certain shareholders are selling shares of Common Stock. Investors in this offering will be required to grant a proxy to vote such shares of Common Stock to the company’s Chief Executive Officer; see “Risk Factors” and “Securities Being Offered – Common Stock – The Proxy.” This means voting control of the company will remain in the hands of the company’s Chief Executive Officer and Chief Technology Officer. See “Security Ownership of Management and Certain Securityholders.” The securities sold in this offering are subject to a right of first refusal and restrictions on transfer, and any dispute regarding their purchase will be settled by arbitration. See “Risk Factors” and “Plan of Distribution.”

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 6.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “Proven” or “the company” refers to PROVEN Group, Inc., a Delaware corporation doing business as Proven Skincare, and its consolidated subsidiaries.

Other than in the table on the cover page, dollar amounts have been rounded to the closest whole dollar.

Cautionary Statement Regarding Forward-Looking Statements

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above.

The Company

PROVEN Group, Inc. (the “company,” “Proven,” “we,” “our,” and “us”) was formed on May 15, 2017 under the laws of the state of Delaware, and is headquartered in St. Petersburg, Florida. The company was formed to develop and sell customized skincare products directly to its customers via its website and online platform.

Our principal place of business is 7901 4th St N, STE 4916, St. Petersburg, Florida 33702. This address is a virtual office. Our management will be located at various locations across the country, as our management team works virtually. Our corporate records will be located at our virtual office. Our website address is www.provenskincare.com. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

The Offering

Securities offered (1):

Up to 9,090,909 Units, each such Unit consisting of .7 share of Series A Preferred Stock to be issued by the company and .3 share of Common Stock from selling shareholders.

Up to 6,363,636 shares of Common Stock into which the Series A Preferred Stock may convert.

Offering price per share:	$6.60 per Unit

Minimum investment:	The minimum investment in this offering is $990. Each investor will be required to make investments in increments of 10 Units, or $66.

Shares outstanding as of July 31, 2023:

Common Stock – 26,709,591

Series Seed-1 Preferred Stock – 1,077,005

Series Seed-2 Preferred Stock – 1,292,514

Series Seed-3 Preferred Stock – 30,618

Series Seed-4 Preferred Stock – 5,884,428

Series Seed-5 Preferred Stock – 6,531,944

Series Seed-6 Preferred Stock – 2,357,622

Series Seed-7 Preferred Stock – 408,266

Series A Preferred Stock – 365,989

Series A-2 Preferred Stock – 3,231,280

Shares outstanding after the offering assuming maximum raise (2):

Common Stock – 26,709,591 (1)

Series Seed-1 Preferred Stock – 1,077,005

Series Seed-2 Preferred Stock – 1,292,514

Series Seed-3 Preferred Stock – 30,618

Series Seed-4 Preferred Stock – 5,884,428

Series Seed-5 Preferred Stock – 6,531,944

Series Seed-6 Preferred Stock – 2,357,622

Series Seed-7 Preferred Stock – 408,266

Series A Preferred Stock – 6,395,934

Series A-2 Preferred Stock – 3,231,280

Use of proceeds:

We estimate that, at a per Unit price of $6.60, the net proceeds from the sale of the 9,090,909 Units in this offering will be approximately $41,579,999, after subtracting estimated offering costs of $737,500 to Dalmore Group, LLC in commissions, and professional fees, EDGARization and compliance costs and $17,819,999 to the selling shareholders named herein after deducing commissions.

We intend to use the net proceeds of this offering to be received by the company for working capital, marketing, sales channel expansion, international and product expansion, and technology development. See “Use of Proceeds to Issuer” for details.

Risk factors:	Investing in our securities involves risks. See the section entitled “Risk Factors” in this Offering Circular and other information included in this Offering Circular for a discussion of factors you should carefully consider before deciding to invest in our securities.

(1)	As of July 31, 2023, the company has closed on gross proceeds of $2,807,904 and issued 425,440 Units, including 297,808 shares of Series A Preferred Stock. We have used the net proceeds raised from this Offering to date to fund the company’s ongoing operations and expenses including working capital, inventory purchases, marketing expenses and human resource expenses.

(2)	Does not include shares issuable upon the exercise of options issued under the Stock Plan (defined below), shares allocated for issuance pursuant to the plan, outstanding warrants or shares into which the Series A Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock and Series Seed-7 Preferred Stock may convert.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	Semi-annual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Selected Risks Associated with Our Business

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	Our financials were prepared on a “going concern” basis.

●	The company has realized significant operating losses to date and expects to incur losses in the future.

●	The company relies on only two product lines.

●	We rely on third-party suppliers and manufacturers to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

●	The loss of, or disruption in, our relationship with the providers that assemble our packaging, pack our products and ship them to our warehouses for distribution could have a material adverse effect on our business and operations.

●	We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations.

●	The company’s success depends on the experience and skill of the founders and key employees.

●	We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

●	We rely upon intellectual property protections.

●	Any valuation at this stage is difficult to assess.

●	We have broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not yield a favorable financial return from purchasing Units.

●	The proceeds of the sale of shares by the selling shareholders will not be used for the company’s purposes.

●	The company has limited working capital and there may not be sufficient financial resources available to carry out planned operations.

●	Voting control is in the hands of management.

●	If you purchase our Units in this offering, you will incur immediate dilution in the book value of your shares.

●	This investment is illiquid.

●	Our amended and restated bylaws may make it difficult for you to transfer for your shares.

●	By purchasing Units in this offering, an investor agrees to waive certain inspection rights set forth in Section 220 of the General Corporation Law of Delaware, which limits such investor’s ability to obtain certain corporate information from us.

●	You must keep records of your investment for tax purposes.

●	Any dispute regarding the subscription agreement for this offering will be resolved by arbitration conducted in the State of Delaware, which follow different procedures than in-court litigation and may be more restrictive to shareholders asserting claims than in-court litigation.

●	The COVID-19 pandemic has affected how we are operating our business, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

RISK FACTORS

The Commission requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our financials were prepared on a “going concern” basis.

The company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has not generated profits since inception, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the company had an accumulated deficit of $77,223,549. These factors raise substantial doubt about the company’s ability to continue as a going concern. The company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the company will be successful in these efforts. Through the date the financial statements were available to be issued, the company has been primarily financed through the issuance of Simple Agreements for Future Equity (see Note 7 to the financial statements) and merchant advances.

The company has realized significant operating losses to date and expects to incur losses in the future.

The company has operated at a loss since inception, and these losses are likely to continue. Our net loss for 2021 was $61,998,298 and our net loss for 2022 was $7,973,163. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company relies on only two product lines.

The company’s primary product line is the Proven Skincare products. In 2022, we acquired Noteworthy Holdings, Inc, which produces customized Noteworthy Scents. The company’s survival in the near term depends upon being able to sell its skincare and fragrance products to sufficient customers to make a profit. The company’s current customer base is still small and the company will only succeed if it can attract more customers for its primary product.

We rely on third-party suppliers and manufacturers to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We rely on third-party suppliers located within the United States and abroad to provide raw materials for and to produce our products. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of packaging or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our suppliers and we compete with other companies, including many of our competitors for packaging and raw materials. We have occasionally received, and may in the future receive, shipments of products that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations.

The loss of, or disruption in, our relationship with the providers that assemble our packaging, pack our products and ship them to our warehouses for distribution could have a material adverse effect on our business and operations.

Our operations are currently primarily dependent on a small number of providers for assembling our raw materials into containers, packaging, packing, and then shipping them to our distribution centers. Any significant interruption in the operation of the providers’ plant or warehouses, now or in the future, due to natural disasters, accidents, system issues or failures, or other unforeseen causes that materially impair our ability to access or use our facility, could delay or impair the ability to distribute merchandise and fulfill online orders, which could cause sales to decline.

We also depend upon third-party carriers for shipment of our merchandise directly to our customers. An interruption in service by these third-party carriers for any reason could cause temporary disruptions in business, a loss of sales and profits, and other material adverse effects.

We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations.

We operate in intensely competitive markets that experience frequent changes in industry, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges, or if existing or new competitors gain market share in any of our markets, our competitive position could weaken, and we could experience a decline in our revenues that could adversely affect our business and operating results. To compete successfully, we must maintain an innovative research and development effort to market what we believe are the unique attributes of our product line, develop new solutions and enhance our existing solutions, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, our competitive position and our financial results could be adversely affected.

Many of our competitors have greater financial, technical, marketing, or other resources than we do and consequently, may have the ability to influence customers to purchase their products instead of ours. In general, there are few barriers to entry to the skincare market. L’Oreal, NIVEA, and Estee Lauder are just a few of the companies we compete against, and in the online skincare market we compete against companies such as Glossier, BeautyCounter and Tatcha, as well as online customized competitors like Curology, Function of Beauty, Atolla, Skinsei, and various other small and large entities. As a result of this competition, the company may be unable to acquire significant market share. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the company. Further consolidation within our industry or other changes in the competitive environment could result in larger competitors that compete with us. We also face competition from many smaller companies that specialize in particular segments of the market in which we compete.

The company’s success depends on the experience and skill of the founders and key employees.

In particular, the company is dependent on Mingshu “Ming” Zhao and Zaoshi “Amy” Yuan. The loss of our founders or any key members of the team could harm the company’s business, financial condition, cash flow and results of operations.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

In order to fund future growth and development, we will likely need to raise additional funds in the future through offering equity or debt that converts into equity, which would dilute the ownership percentage of investors in this offering. See “Dilution.” Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of equity, including the Common Stock and Series A Preferred Stock, and we may be required to accept terms that restrict our ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditures will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact our business, development, financial condition, operating results or prospects.

Other investors in our company may receive different rights than the investors in this offering.

It is not unusual for companies at our stage of development to enter into agreements with investors that can provide capital, access to markets or intellectual property, or other resources, not otherwise available to us. Such investors typically require preferential investment and corporate governance terms and pricing as a condition to their involvement. We cannot predict the nature of any such terms but it is likely that if we were to enter into any such agreement, the investor or investors will have more say in the management of the company than investors in this offering. The pricing demanded by such investors is also likely to be lower than the price paid in this offering, resulting in further dilution to the value of shares in this offering.

We rely upon intellectual property protections.

The company’s profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent protection for its methods of producing the product, maintaining the secrecy of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others.  There can be no assurance that (i) any company-related patents will be issued from any pending or future patent applications; (ii) the scope of any patent protection will be sufficient to provide competitive advantages; (iii) any patents the company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of the company patents and its other proprietary rights. Unauthorized parties may try to copy aspects of products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States.  Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not assert patent infringement claims in the future with respect to its products or technologies. Any such claims could ultimately require us to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess, and you may risk overpaying for your investment.

We have broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not yield a favorable financial return from purchasing shares.

Our management will have broad discretion in the application of the net proceeds from this offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, and this could have a material adverse effect on our business, financial condition and results of operations.

The proceeds of the sale of shares by the selling shareholders will not be used for the company’s purposes.

We will not receive any proceeds from sales of shares by our selling shareholders. All such proceeds will be received by selling shareholders and will not be used or available for use by the company in furthering its business objectives.

The company has limited working capital and there may not be sufficient financial resources available to carry out planned operations.

We depend upon timely availability of adequate working capital in order to meet the objectives of our technology development and business plans. We estimate that the additional externally-generated equity investment will allow for the company to achieve self-sustaining positive cash flow and currently plan that this funding will be provided by the proceeds of this offering, but there can be no assurance that positive cash flow will ever occur.   There can be no assurance that the company will sell the maximum number of Units offered in this offering, or that our development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If the company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned development and/or rate of growth of our sales; limit our ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company’s working capital requirements may significantly vary from those currently anticipated.

Voting control is in the hands of management.

Voting control is concentrated in the hands of the company’s Chief Executive Officer and Chief Technology Officer, who together hold voting control of over 72% of the company’s voting securities and will continue to hold voting control after this offering. The Units in this offering are comprised of Series A Preferred Stock and Common Stock. The shares of Series A Preferred Stock have no voting rights. In addition, the subscription agreement that investors will execute in connection with this offering grants a proxy to the Chief Executive Officer to vote any shares investors purchase. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, expanding any employee equity or option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. See “Securities Being Offered”. These few people will make all major decisions regarding the company. As a minority shareholder, you will not have a say in these decisions.

The Series A Preferred Stock do not have traditional preferences of preferred stock.

Traditionally, shares of preferred stock entitle the holders thereof to a priority to any dividends issued by a company to its shareholders over the holders of such company’s common stock. The company’s Series A Preferred Stock does not entitle the investors in this offering to any priority to distributions. Moreover, the holders of our Series A-2 Preferred Stock do have priority to distributions over other shareholders, including the holders of our Series A Preferred Stock and Common Stock. There is no guarantee that the company will ever declare and pay dividends to its shareholders and even if it does that there will be sufficient available cash to pay dividends to the holders of our Series A Preferred Stock and Common Stock.

If you purchase our Units in this offering, you will incur immediate dilution in the book value of your shares.

You will suffer immediate dilution in the net tangible book value of the shares of Common Stock and Preferred Stock you purchase in this offering. Assuming an offering price of $6.60 per Unit, and assuming all 9,090,909 Units are sold for estimated net proceeds of $41,579,999 (after deducting estimated offering expenses), purchasers of Units in this offering will experience immediate dilution. See “Dilution.”

This investment is illiquid.

There is no currently established market for reselling these securities and the company currently has no plans to list any of its shares on any over-the-counter (OTC) or similar exchange. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

Our amended and restated bylaws may make it difficult for you to transfer your shares.

The shares of Common Stock and Preferred Stock may not be sold, transferred, encumbered or in any manner disposed of, except in compliance with the terms of the company’s amended and restated bylaws (the “Bylaws”). The Bylaws provide for certain transfer restrictions, including rights of first refusal upon an attempted transfer of the securities. The company is under no obligation to register or otherwise recognize or give effect to any purported transfer of securities that does not comply with the transfer restrictions. A copy of the Bylaws is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part. As a result, your inability to transfer any of the company’s securities will adversely affect the liquidity and price of shares you hold.

By purchasing Units in this offering, an investor agrees to waive certain inspection rights set forth in Section 220 of the General Corporation Law of Delaware, which limits such investor’s ability to obtain certain corporate information from us.

Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company’s stock ledger, list of stockholders, and other books and records and the books and records of a company’s subsidiary in certain circumstances. By purchasing shares in this offering, investors agree to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. Despite our obligation to publicly file certain reports under Regulation A, such waiver will limit an investor’s ability to obtain information from us for certain proper purposes under the General Corporation Law of Delaware, which may prevent or delay an investor from evaluating our business or such investor’s investment in our securities.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Common Stock or Preferred Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock or Preferred Stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Any dispute regarding the subscription agreement for this offering will be resolved by arbitration conducted in the State of Delaware, which follow different procedures than in-court litigation and may be more restrictive to shareholders asserting claims than in-court litigation.

The subscription agreement for this offering provides that the sole forum for any dispute arising thereunder will be arbitration in the State of Delaware, County of New Castle. As a result, investors would not be able to pursue litigation in state or federal court for any disputes pertaining to the subscription agreement. Arbitration is intended to be the exclusive means for resolving such disputes, and this provision is intended to apply both to claims made under US federal securities laws, rules and regulations and to claims arising under any other laws. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Delaware, we believe that the arbitration provision in the subscription agreement is enforceable under federal law and the laws of the State of Delaware.  Investors cannot waive the company’s compliance with federal securities laws and the rules and regulations promulgated thereunder in arbitration. Costs in arbitration proceedings may be higher than those in litigation proceedings, and investors may face limited access to information and other imbalances of resources. This provision can discourage claims against the company because it limits the ability of investors to bring a claim in a judicial forum they find favorable, and limits investors’ ability to bring class action lawsuits or seek remedy on a class basis for any disputes arising under the subscription agreement.

The COVID-19 pandemic has affected how we are operating our business, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Federal and state governments have implemented measures to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, and closure of non-essential businesses. The company has added more vendors and added to the diversity of vendors for our packaging raw materials, so that even if one or more of our vendors have issues with delivering their shipments, we can have other vendors who work as backups to ensure we receive the packaging raw materials we need. We are also ordering materials further in advance to allow for extra lead times for the materials to arrive. We have also made sure to select key partners who are considered “essential businesses.”

While we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, such precautionary measures could negatively affect our customer success efforts, sales and marketing efforts, or create operational or other challenges, such as a reduction in employee productivity because of the work from home requirement, any of which could harm our business and results of operations. Further, if the COVID-19 pandemic has a substantial impact on our employees, partners or third-party service providers’ health, attendance or productivity, our results of operations and overall financial performance may be adversely impacted. Additionally, if employees, partners or third-party services providers return to work during the COVID-19 pandemic, the risk of inadvertent transmission of COVID-19 through human contact could still occur and result in litigation.

Beginning in March 2020, the U.S. and global economies have reacted negatively in response to worldwide concerns due to the economic impacts of the COVID-19 pandemic. Although we have not yet experienced a material increase in customer cancellations or a material reduction in our retention rate, we may experience such an increase or reduction in the future, especially in the event of a prolonged economic down turn as a result of the COVID-19 pandemic. A prolonged economic downturn could result adversely affect demand for our offerings, retention rates and harm our business and results of operations, particularly in light of the fact that our solutions are discretionary purchases and thus may be more susceptible to macroeconomic pressures, as well impact the value of our Common Stock and Preferred Stock, ability to refinance our debt, and our access to capital. Additionally, we have faced supply chain and shipping issues as a result of the COVID-19 pandemic that could impact our ability to meet customer demands for our products. We have made efforts to address these issues and believe we will avoid them in the future.

The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately forecasted at this time, such as the severity and transmission rate of the disease, the extent and effectiveness of containment actions and the impact of these and other factors on our employees, customers, partners and third-party service providers. If we are not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions of the general economy or the industries in which we operate do not improve, or deteriorate further, our business, operating results, financial condition and cash flows could be adversely affected.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares compared to the effective cash price paid by existing stockholders, assuming full conversion of all outstanding stock options and other convertible instruments (SAFE agreements) as of December 31, 2022. The table presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

Class of Security(1)	Date Issued	Number of Shares Issued	Potential Shares (# of shares upon conversion or exercise)	Total Issued and Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Common Stock	2017	24,000,000	--	24,000,000	$0.00001
Common Stock	2018	2,048,835	--	2,048,835	$0.00333
Common Stock	2021-2022	737,641	--	737,641	$0.25333
Series Seed-1 Preferred Stock	2021	1,077,005	--	1,077,005	$0.1857
Series Seed-2 Preferred Stock	2021	1,292,514	--	1,292,514	$0.294
Series Seed-3 Preferred Stock	2021	30,618	--	30,618	$0.3266
Series Seed-4 Preferred Stock	2021	5,884,428	--	5,884,428	$0.3919
Series Seed-5 Preferred Stock	2021	6,531,944	--	6,531,944	$0.4899
Series Seed-6 Preferred Stock	2021	2,357,622	--	2,357,622	$0.9798
Series Seed-7 Preferred Stock	2021	408,266	--	408,266	$1.9595
Series A Preferred Stock	2021 - 2022	365,989	--	365,989	$6.60
Warrant to Purchase Series A Preferred Stock	2021	--	336,700	336,700	$6.60
Series A-2 Preferred Stock	2021 - 2022	3,231,280	--	3,231,280	$3.5342
Warrant to Purchase Series A-2 Preferred Stock	2021	--	2,846,421	2,846,421	$4.2410
Total Common Share Equivalents		46,321,425	3,183,121	49,504,546	$0.0008
Series A Preferred Stock issued to Investors in this offering, assuming $60,000,000 raised	2021	6,065,828		6,065,828	$6.60
Total after inclusion of this offering		52,685,061	3,183,121	55,868,182	$1.0638

(1)	As of December 31, 2022, 4,874,832 shares of the company’s Common Stock were eligible for issuance pursuant to the company’s employee stock option plan. As of December 31, 2022, the company had granted options to purchase 10,359,540 shares of its Common Stock pursuant to the company’s employee stock option plan, 9,026,835 of which granted options were outstanding as of December 31, 2022.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2022 Jane invests $20,000 for shares that represent 2% of a company (“ExampleCo”) valued at $1 million.

●	In December ExampleCo is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2023 ExampleCo runs into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of SAFEs or convertible notes into shares. Typically, the terms of SAFEs or convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the SAFEs or convertible notes get to convert their SAFEs or notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, SAFEs or convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the SAFEs or convertible notes may get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the SAFEs or convertible notes may dilute existing equity holders, and even more than the new investors do, because they may get more shares for their money. Investors should pay careful attention to the amount of SAFEs or convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering a maximum of 9,090,909 Units and a minimum of 150 Units on a “best efforts” basis. Each Unit comprises .7 share of Series A Preferred Stock and ..3 share of Common Stock from selling shareholders. The Units will be dissolved upon each closing, and shares of Common Stock or Series A Preferred Stock delivered to investors. As of July 31, 2023, the company has closed on gross proceeds of $2,807,904 and issued 425,440 Units, including 297,808 shares of Series A Preferred Stock.

The cash price per Unit is $6.60 and the minimum investment is $990. Each investor will be required to make investments in increments of 10 Units, or $66.

The company intends to market the Units in this offering both through online and offline means. Online marketing may take the form of soliciting potential investors through various channels of online and electronic media whereby the Offering Circular may be delivered contemporaneously and posting “testing the waters” materials or the Offering Circular on an online investment platform.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the website https://invest.provenskincare.com and on its own website.

The offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, and (3) the date at which the offering is earlier terminated by the company in its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission, the company will file a post-qualification amendment to include the company’s recent financial statements.

The company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the company. After the initial closing of this offering, the company expects to hold closings on at least a monthly basis.

The company is offering its securities in all states.

The company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the Commission and a member of FINRA, to perform the following broker-dealer, administrative and technology related functions in connection with this offering, and as broker-dealer of record, but not for underwriting or placement agent services:

●	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer.

●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering, and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation.

●	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor.

●	Not provide any investment advice nor any investment recommendations to any investor.

●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).

●	Responsibility for all FINRA 5110 filings and updates.

●	Assessment of selection criteria for online communication channels and review of online communications for compliance with applicable rules.

●	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the company has agreed to pay Dalmore fees consisting of the following:

●	$5,000 advance payment for out of pocket expenses.

●	$20,000 consulting fee due and payable immediately after FINRA issues a no objection letter.

●	$11,750 for fees to be paid to FINRA.

In addition, the company will pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering once the Commission has qualified the Offering Statement and the offering commences. Assuming that the offering is open for 12 months, the company estimates that fees due to Dalmore pursuant to the 1% commission would be $600,000 for a fully-subscribed offering. Finally, the total fees that the company estimates that it will pay Dalmore, pursuant to a fully-subscribed offering would be $625,000. These assumptions were used in estimating the fees due in the “Use of Proceeds to Issuer.”

Selling Securityholders

Certain stockholders of the company intend to sell up to 2,727,272 shares of Common Stock in this offering. Such selling stockholders will receive total gross proceeds of the offering equal to $17,999,999 assuming all Units available for sale are sold. As of July 31, 2023, the selling stockholders have received gross proceeds of $842,371.

Holders of Common Stock who purchase their shares in this offering from selling stockholders will grant the company a proxy in Section 6 of the Subscription Agreement and agree to allow the company’s CEO to vote their shares on all matters submitted to a vote of the shareholders, including the election of directors. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Selling stockholders will participate on a pro rata basis, which means that at each closing selling stockholders will be able to sell its pro rata portion of the shares that the stockholder is offering (as set forth in the table below) of the number of securities being issued to investors. For example, the company will issue shares and receive gross proceeds of $41,999,999 while each of the selling stockholders will receive their pro rata portion of the remaining $17,999,999 in gross proceeds and will transfer their applicable shares to investors in this offering. Selling stockholders will not offer fractional shares and the shares represented by a stockholder’s pro rata portion will be determined by rounding down to the nearest whole share.

After qualification of the Offering Statement, the selling stockholders will enter into an irrevocable power of attorney (“POA”) with the company and the CEO, as attorney-in-fact, in which they direct the company and the attorney-in-fact to take the actions necessary in connection with the offering and sale of their shares. A form of the POA is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Selling Stockholder	Common Shares Owned Prior to Offering (1)	Shares offered by Selling Stockholder	Shares owned after the Offering	Stockholder’s Pro Rata Portion ($)
Ming S. Zhao	8,000,000	1,363,636	6,636,364	8,999,999
Zaoshi “Amy”Yuan	7,500,000	1,363,636	6,136,364	8,999,999
TOTAL (2)	15,500,000	2,727,272	12,772,728	17,999,999

(1)	At the commencement of the offering in 2021, the selling stockholders each owned 12,000,000 shares of Common Stock. Subsequent to commencement of the offering, in connection with estate planning, the selling stockholders transferred shares to trusts for the benefit of certain of their family members.

(2)	The total number of shares owned by the selling stockholders prior to this offering represents 92.13% of the outstanding Common Stock and the total number of shares being sold represent 10.47% of the outstanding Common Stock. As of July 31, 2023, the selling stockholders have sold a total of 127,632 shares of Common Stock.

Process of Subscribing

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds by check, wire transfer, credit or debit card or ACH transfer to the company. The funds tendered by potential investors will be immediately available to the company upon receipt thereof and acceptance of the subscription agreement.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of their annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be accepted or utilized by the company until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Dalmore will have up to three days to ensure all the documentation is complete. Dalmore will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by check, wire, debit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited into the company’s bank account. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into the company’s account.

The company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the company will send a confirmation of such acceptance to the subscriber.

Dalmore has not investigated the desirability or advisability of investment in the Units or the shares comprising the Units, nor approved, endorsed or passed upon the merits of purchasing the Units. Dalmore is not participating as an underwriter and under no circumstance will it recommend the company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Dalmore is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Dalmore’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Dalmore in this offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the company. All inquiries regarding this offering should be made directly to the company.

Upon confirmation that an investor’s funds have cleared, the company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

Escrow Agent

The company will not utilize the services of an escrow agent for the remainder of this offering. All funds tendered by investors will be immediately available to the company upon receipt thereof and acceptance of the subscription agreement.

Transfer Agent

The company has also engaged Computershare (the “Transfer Agent”), a registered transfer agent with the Commission, who will serve as transfer agent to maintain shareholder information on a book-entry basis; there are no set up costs for this service, fees for this service will be limited to secondary market activity.

Arbitration provisions

The subscription agreement for this offering provides that the sole forum for any dispute arising thereunder will be arbitration in the State of Delaware, County of New Castle. As a result, investors would not be able to pursue litigation in state or federal court for any disputes pertaining to the subscription agreement. Arbitration is intended to be the exclusive means for resolving such disputes, and this provision is intended to apply both to claims made under US federal securities laws, rules and regulations and to claims arising under any other laws. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Delaware, we believe that the arbitration provision in the subscription agreement is enforceable under federal law and the laws of the State of Delaware.  Investors cannot waive the company’s compliance with federal securities laws and the rules and regulations promulgated thereunder in arbitration. Costs in arbitration proceedings may be higher than those in litigation proceedings, and investors may face limited access to information and other imbalances of resources. This provision can discourage claims against the company because it limits the ability of investors to bring a claim in a judicial forum they find favorable, and limits investors’ ability to bring class action lawsuits or seek remedy on a class basis for any disputes arising under the subscription agreement.

USE OF PROCEEDS TO ISSUER

The maximum gross proceeds from the sale of Units in this offering is $59,999,999.40. The net proceeds from the total maximum offering to the issuer are expected to be approximately $41,449,999.58, after deducting sales by selling shareholders and the payment of offering costs (including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the offering). Our estimated offering costs of $737,500 include a deduction of 1% of the total gross proceeds for commissions payable to Dalmore on all the Units being offered. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ.

As of July 31, 2023, the company has closed on gross proceeds of $2,807,904 and issued 425,440 Units, including 297,808 shares of Series A Preferred Stock. Offering expenses incurred to date are estimated to be $708,551. We have used the net proceeds raised from this Offering to date to fulfill purchase orders, fund working capital, including payroll for company employees and officers, hiring and advertising. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table represents management’s best estimate of the uses of the net proceeds, assuming the sale of, respectively, the minimum offering amount, 40%, 70% and 100% of the Units offered for sale in this offering. The table does not include costs to market the offering nor credit card processing fees and is net of approximate proceeds of $17,999,995.20 to selling stockholders.

	Amount/Percentage of Offering Sold
	$400,000	40%	70%	100%
Marketing/Sales channel expansion	$96,330	$7,557,600	$9,945,000	$10,666,350
Working capital	$58,305	$3,778,600	$6,215,625	$7,703,475
International and new product expansion	$10,140	$3,070,275	$8,701,875	$17,777,250
Technology development	$12,675	$2,125,575	$4,143,750	$5,333,175
TOTAL	$177,450	$16,532,050	$29,006,250	$41,480,250

This expected use of the net proceeds from this offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and reserves the right to change the estimated allocation of net proceeds set forth above.

We believe that if we raise the maximum amount in this offering, that we will have sufficient capital to finance our operations for at least the next 36 months. However, if we do not sell the maximum number of Units offered in this offering, or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during or after such 36-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including without limitation short-term, investment grade, interest bearing instruments and United States government securities and including investments in related parties. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses or mining assets, although we have no present commitments or agreements for any specific acquisitions or investments.

The Company reserves the right to change the use of proceeds at management’s discretion.

THE COMPANY’S BUSINESS

Proven is a private company that develops, produces and distributes skincare products and fragrance products under the brand names of PROVEN Skincare and Noteworthy Scents.

The company’s skincare products are formulated with insights from the company’s proprietary skin knowledge database, named the Skin Genome Project. This database encompasses scientific papers on skin and consumer reviews, and a large number of beauty products and ingredients.

The company’s skincare products are tailored to a customer’s specific needs, which we ascertain via a comprehensive consumer questionnaire which we call the Skin Genome Quiz on our website. Once a customer completes this questionnaire, which takes under three minutes to complete, we are able to analyze the needs of the customer and provide them with a well-matched set of skincare products produced by the company.

The company’s fragrance products use a proprietary fragrance matching algorithm that was built using real data from hundreds of real people to help consumers find their signature scent. Once a customer completes the questionnaire, we are able to match them with a set of well-matched fragrance products.

Once a customer purchases the products, the company ships the appropriate products directly to a customer’s address.

Principal Products and Services

The company’s skincare products consist of different formulations of a three-product set: a face cleanser, a night moisturizer and a day moisturizer with sun protection. Most of the company’s customers purchase the set of all three products as there is a cost savings for purchasing the set. The set of products usually last about 2-4 months. Most of the company’s customers subscribe to receive their skincare set every 2-4 months.

The company’s fragrance products consist of different formulations of fragrances. Most of the company’s customers initially purchase a discovery set of sample size products that are curated after the customer fills out a questionnaire. The company offers full and travel size products and a gifting experience which bundles a discovery set and full-size product.

We disclose all ingredients that will be included in their products prior to their purchase of the products, and the company’s products are currently sold exclusively online through our website.

Market

The global skincare market is estimated to be $155 billion in 2022 and is expected to reach $189 billion by 2025. We currently operate in the United States, Canada, the UK and parts of the EU. The United States skincare market in 2022 is about $17.6 billion dollars.

Competition

Both the skincare and fragrance industries are highly crowded and competitive, and the company faces significant competition. As such, the company may be unable to acquire significant market share. We compete on the basis of our differentiation as a customized skincare and fragrance provider and a brand that is founded by minority, female founders, and one that is powered by data.

Online Competitors

The company competes with online competitors like Paula’s Choice, Glossier, BeautyCounter and Tatcha, as well as online customized competitors like Curology (primarily focused on acne treatments), Function of Beauty (started in customized hair, and moved into customized body and skin), Skinsei (Unilever’s sub-brand effort at customized skin), and various other small entries without much scale and various large companies trying to use existing brands.

Large Incumbents

L’Oreal, NIVEA, and Estee Lauder are just a few of the other companies we compete against. The strategy of large incumbent brands is fundamentally to sell as many of the same products to as many customers as possible, resulting in the one-size-fits all nature of many skincare products.

We encourage product loyalty by having a subscription program for our PROVEN customers, where people can receive their skincare products at a discount and at regular intervals that they dictate.

Raw Materials/Suppliers

The company’s products are mixed and assembled in a few contract manufacturing labs that conduct skincare and fragrance product formulations and are located in the United States. These manufacturing labs formulate our products to our specifications then fill the formulations into company-supplied bottles and jars.

The company’s formulations undergo stringent quality control processes and testing. Our manufacturing labs comply with current Good Manufacturing Practices, or cGMP, and other regulations and requirements for quality control and quality assurance. They also comply with corresponding maintenance of records, documentation and reporting requirements.

Once our contract manufacturing labs complete the formulation and filling of our products, those filled bottles and jars are then shipped to third-party-logistics providers located in California and New York. The third-party-logistics providers are responsible for fulfilling individual end-consumer orders based on a warehouse-logistics software that is connected to our e-commerce platform. As customers purchase our products on our website, the purchase information is sent over to the third-party-logistics provider, who can then pick and pack the products as indicated on our requirements document, and then ship those specified products directly to the customer’s address. All packing materials are provided by the company in the effort to reduce waste and maintain sustainability.

Our shipper box is made from post recycled content, and the company invests in supply chain sustainability.

Customer complaints, when they occur, are addressed by our in-house customer support team members. Customers can email us via our customer support email, where they can expect to receive responses within a few working days. If products are not to their satisfaction, customers can receive a reformulation of products that would suit them better.

Employees

We have 32 full-time employees. As of December 31, 2022, the company has reserved 14,550,910 shares of Common Stock for issuance to officers, directors, employees and consultants of the company pursuant to its Amended and Restated 2017 Stock Plan duly adopted by the Board of Directors and approved by the company stockholders (the “Stock Plan”). Of such reserved shares of Common Stock, 649,243 shares have been issued pursuant to the exercise of outstanding stock options, 9,026,835 options to purchase shares have been granted and are currently outstanding, and 4,874,832 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan.

We engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

The company has the requisite permits to operate in its current capacity, including a Seller’s Permit from the California State Board of Equalization to operate. The contract manufacturing labs who make the company’s various products all meet or exceed regulations and requirements for the manufacturing of skincare products. Some of our formulations are considered Over-The-Counter (OTC) products, and for those products that require them, we have obtained the necessary OTC registration documents from the Food and Drug Administration.

Intellectual Property

We filed for six patents in 2021 and one of them was approved in 2022. The USPTO provided the Company with a notice of allowance for a patent to be issued, although such patent has not yet been formally issued. Each of these patents are utility patents and are all provisional applications. These patents cover our dynamic questionnaire and product recommendation methods. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our products and formulae. We typically enter into confidentiality or license agreements with employees, consultants, and vendors in an effort to control access to and distribution of formulae, software, documentation and other information. Policing unauthorized use of this information is difficult and the steps taken may not prevent misappropriation of the information. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Noteworthy Holdings, Inc. Acquisition

On July 25, 2022, the Company completed the acquisition of Noteworthy Holdings, Inc. (“Noteworthy”), a customized fragrance company that specializes in finding a signature scent for its consumers. The Company purchased Noteworthy for a total purchase price of $650,000 in the form of SAFE Agreements. As a result, Noteworthy became a wholly owned subsidiary of the Company. Refer to Note 4 of the Notes to Consolidated Financial Statements for further discussion.

Litigation

From time to time, we may be involved in litigation relating to contract disputes, employment and other matters that arise in the normal course of our business.

The Company’s Property

The company currently leases its premises and owns no significant plant or equipment. The company leases a virtual office space in St. Petersburg, Florida. The company leased the office space in 2021. The lease was renewed in 2022 with an option to terminate at any time with 3 days written notice and month to month thereafter. The landlord may terminate the lease with 2 days advance written notice to the company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

General

We were formed as a Delaware corporation on May 15, 2017. The company develops, produces and sells skincare and fragrance products directly to consumers. The company’s business model is to sell products directly to consumers via its website. Subscription sales and sales from repeat customers make up a large portion of the company’s revenue. The company differentiates its skincare products through offering formulations that are matched to address a customer’s specific skin needs, lifestyle and environmental factors. The company differentiates its fragrance products through matching products to a customer’s fragrance preferences.

Results of Operations

The following represents our performance highlights:

Year ended December 31, 2022 Compared to Year ended December 31, 2021

Revenues

We generate revenues exclusively from direct-to-consumer sales of skincare and fragrance products. Revenues increased by $12,430,526 from $20,927,225 for the year ended December 31, 2021 to $33,357,751 for the year ended December 31, 2022, or by 59.4%. The increase in revenue was due primarily to an increase in the number of customers the company had in 2022 when compared to 2021, as well as the mid-year acquisition of Noteworthy Holdings, Inc.

Cost of Revenues

Cost of revenues consists of the costs of inventory sold, packaging materials costs, inbound freight, and customs and duties. In situations where promotional products are provided by the Company to its customers at the same time as the related saleable product, the cost of these promotional products are recognized as a cost of revenue. The cost of net revenues for 2022 was $7,236,262, resulting in gross profit of $26,121,489 (a net margin of 78.3%) compared to cost of net revenues for 2021 of $5,845,762 and gross profits of $15,081,463 (a net margin of 72.1%). The improvement in margins is a result of the scale of the business and operational improvements that we have been making in 2022.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. The company spends significant amounts on research and development expenses to further its product design and offerings. The company recorded total operating expenses of $33,093,227 for 2022 and $23,280,558 for 2021. Such expenses were composed of:

●	general and administrative expenses of $7,537,912, including $2,937,988 of stock-based compensation expense for 2022;

●	sales and marketing expenses of $21,873,525 for 2022 and $18,244,740 for 2021; and

●	research and development expenses of $3,681,790 for 2022 and $2,236,105 for 2021.

The increase in our total operating expenses resulted largely from year-over-year increases in headcount and human resource expenses, customer-related fulfillment and outbound shipping costs, and increases in digital marketing expenses.

Other Income (Expense)

Other income consists of interest expense and change in fair value of future equity obligations. The company recorded total other expense of ($1,001,425) for 2022 and $(53,799,203) for 2021. Such expenses were composed of:

●	Interest expenses of $1,001,425 for 2022 and $805,499 for 2021; and

●	change in fair value of future equity obligations of $0 in 2022 and $52,993,704 in 2021.

Interest expense increased as the company entered into several short-term financing agreements during 2022. See “Liquidity and Capital Resources – Indebtedness.” During the year ended December 31, 2021, the changes in the fair value resulted from an adjustment to the terms of the underlying agreements and the valuations and estimates made to the probability of the various outcomes. In October 2021, the company completed an equity financing of Series Seed Preferred Stock, which resulted in all the then-outstanding SAFE agreements converting into 17,582,397 shares of Preferred Stock. Immediately prior to the conversion, the company recorded a fair value adjustment to reflect the number of shares that the obligations converted into at the underlying fair value of the preferred stock. At conversion, the fair value of the fair value obligations was $62,358,704, which were then converted into shares of Series Seed Preferred Stock, resulting in a change in fair value of $52,993,704. See Notes 8 and 9 to the consolidated financial statements.

Net operating loss and Net loss

Accordingly, the company’s net operating loss was $6,971,738 for 2022 and $8,199,095 for 2021; the company’s net loss was $7,973,163 for 2022 and $61,998,298 for 2021.

Liquidity and Capital Resources

As of December 31, 2022, the company had approximately $9,008,022 in cash and cash equivalents on hand. We believe that the proceeds from the Regulation A Offering (described below) and Series A-2 Preferred Stock financing, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for at least the next 12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Merchant Advances

The company has entered into revenue-share agreements with one lender. In connection with the agreements, the company receives an advance in the form of credit (merchant advance credit) to be used for selected vendor transactions or approved vendor transactions. The company repays its outstanding merchant advance based upon a percentage of future receivables through payment-processor receipts. The company is responsible for paying the merchant advance regardless of whether the merchant advance credit is utilized.

During the years ended December 31, 2022 and 2021, the company received merchant advances totalling $3,360,000 and $1,047,275, respectively, including transaction fees of $360,000 and $108,000, respectively. Merchant advance transaction fees are included as interest expense in the statements of operations. During the years ended December 31, 2022 and 2021, the company made repayments on merchant advances totalling $3,155,243 and $2,059,703, respectively. As of December 31, 2022 and 2021, amounts owed under merchant advance arrangements were $39,462 and $56,555, respectively.

As of December 31, 2022 and 2021, the company had $0 of unused merchant advance credit, which are included in prepaid expenses and other current assets in the balance sheets.

Indebtedness

In January 2021, the Company entered into a Credit and Security Agreement for proceeds of $1,300,000. The note bore interest at 11.75% per annum and matured on January 14, 2022. The loan was fully repaid by October 2021. Interest expense was $63,967 pertaining to the loan for the year ended December 31, 2021.

In February 2021, the Company also entered into a Future Receipts Purchase Master Agreement with one lender and received total proceeds of $12,668,338 from 8 financings throughout 2021. The Company paid back a fixed recurring amount monthly over a 12-month period for each financing. The loans bore interest from 7% - 8.3% and matured at various times between February 11, 2022, and September 20, 2022. Interest expense was $636,438 pertaining to these loans for the year ended December 31, 2021. Total repayments for these agreements were $7,050,404 during 2021, and $5,617,919 remained outstanding as of December 31, 2021. The Credit cap was based on annual recurring revenue and changes periodically.

Throughout 2022, the Company received total proceeds of $9,573,653 from the same lender from 5 financings. The Company paid back fixed recurring monthly amounts over the 12-24 month periods relating to each financing. The loans bore interest from 7% - 14% and mature at various times between January 31, 2023 and August 2, 2024. Interest expense was $842,334 related to these loans for the year ended December 31, 2022. Total repayments for these and prior agreements were $9,216,478 during 2022, and $5,975,094 remained outstanding as of December 31, 2022.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (“EIDL”) assistance program. On December 31, 2020, the company was notified that its EIDL application was approved by the SBA. Per the terms of the EIDL agreement, the company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum. The Loan has repayment terms that commence one year after the origination date.

Issuances of Equity

On August 6, 2021, the company commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Regulation A Offering”), qualifying the offer and sale of up to $60,000,000 of units consisting of .7 shares of Series A Preferred Stock of the company and .3 share of Common Stock from selling shareholders at a price of $6.60 per unit. As of July 31, 2023, the company has closed on cumulative gross proceeds of $2,807,904 and issued 297,808 shares of Series A Preferred Stock.

On October 26, 2021, the company closed a Series A-2 Preferred Stock financing, issuing to new investors an aggregate of 2,362,626 shares of Series A-2 Preferred Stock at a price per share of $3.5342, for total gross proceeds of $8,349,993. The company also issued a warrant to one of the purchasers to purchase up to 2,846,421 shares of Series A Preferred Stock at a price of $4.2410 per share. In 2022, the company and the investor modified the warrants to reduce the exercise price of 848,848 warrants to $3.53, at which point the investor exercised the warrants for approximately $3,000,000. The remaining warrants expired in October 2022. The company also granted the purchasers in the financing certain rights, including registration rights, information rights, a right of first refusal, co-sale rights in certain circumstances and drag-along rights.

Trend Information

Our primary goal is to add customers in our direct-to-consumer sales channel as well as strengthening our artificial intelligence and technology capabilities. As we add customers, we will be able to grow our brands. Increasing demand, along with additional media coverage in the United States, has driven and continues to drive an increase in sales for the company’s products. There are also several underlying trends that drive the growth of the sector.

With respect to growth in the skincare industry as a whole, in 2019, when the company first launched, the global skincare market was estimated to be $140 billion in size. By 2025, it’s estimated to grow to $189 billion in size, a compound annual growth rate of 5.6%.

There has been growth in the direct-to-consumer business model due to the pandemic; as people in the United States were forced to stay home during the pandemic, more and more consumers became accustomed and open to the idea of purchasing products via the internet and through direct-to-consumer companies. This trend may abate somewhat due to the opening of the economy in future years, but changing consumer behavior that is open to online shopping may also be here to stay.

Consumers have been increasingly demanding personalized products:

●	59% of customers say that the option of personalization influences their shopping choices, according to an Infosys report.

●	A Forrester report confirmed that 77% of consumers have chosen, recommended, or paid more for a brand that provides the option to personalize.

●	The company is poised to continue to take advantage of these industry trends and continue to execute to grow in the US skincare market with our world class executive, technology and operations teams.

Impact of COVID-19 on Operations

The COVID-19 outbreak has generated unprecedented levels of economic uncertainty and it is unclear how it will impact economies, standards of living, and behavior into the future. We anticipate global responses to COVID-19 may result in increased difficulty obtaining financing to continue with development and marketing efforts. To date, our operations have been interrupted by stay-at-home orders. The company has been unable to have in person strategy meetings. We have had to do this virtually. The effect of virtual meetings on efficiency has been minimal

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Mingshu S. Zhao	Co-Chief Executive Officer	39	May 15, 2017 –Present	Full-time
Luke Weston	Co-Chief Executive Officer	42	July 14, 2023 – Present	Full-time
Zaoshi “Amy“Yuan	Chief Technology Officer and Chief Financial Officer	38	May 15, 2017 – Present	Full-time
Directors:
Mingshu S. Zhao	Chairman and Director	39	May 15, 2017 –Present	N/A
Zaoshi Yuan	Director	38	May 15, 2017 –Present	N/A
Akash Bedi	Director	38	October 26, 2022 – Present	N/A
Significant Employees:
Ali Waterman	VP of Finance	33	September 06, 2022 – Present	Full-time
Eric Wong	Head of Engineering	58	May 15, 2017 – Present	Full-time

Ming Zhao, Co-Chief Executive Officer, Chairman and Director:

Ming is the Co-CEO and Co-Founder of PROVEN Group, Inc.. Ming holds an MBA degree from Harvard Business School, is a third-generation entrepreneur and is bilingual in English and Chinese.

Prior to founding PROVEN Group, Inc., she built and led the Partnerships Team at NerdWallet, a consumer fintech company from 2014 to 2016. Before that, she was a fund of hedge funds investor at the Pacific Alternative Asset Management Company (PAAMCO) from 2011-2013. Prior to that, she was a Private Equity Investor at Bain Capital from 2008-2010, investing in consumer, technology and biotech companies globally. She started her career in Strategy Consulting at the Boston Consulting Group, where she advised Fortune 500 companies on their strategy, operations and distribution.

Luke Weston, Co-Chief Executive Officer

Luke is the Co-CEO of PROVEN and Co-founder of Noteworthy Holdings, Inc. Luke holds an MBA from Harvard Business School, and is an experienced leader in e-commerce and beauty.

Prior to being named as a Co-Chief Executive Officer inf July 2023, Luke served as our Chief Operating Officer of the company from January 2022 to July 2023. Prior to joining the company, Luke was the Chief Digital Officer for L’Oreal’s Luxe division in 2021 where he oversaw all of their digital and e-commerce efforts. Prior to that, he was the Chief Revenue Officer at Function of Beauty from 2018-2019, overseeing their rapid expansion into new products and over 30 new geographies. Prior to that, he was the Chief Strategy Officer at Melissa & Doug from 2016 to 2017. Prior to that, he held positions of increasing responsibility at Unilever, McKinsey, and Colgate-Palmolive from 2003-2015.

Zaoshi “Amy” Yuan, Chief Technology Officer, Chief Financial Officer and Director:

Amy is the CTO, CFO, Treasurer and Co-Founder of PROVEN Group, Inc.. She is a computational physicist and participated in scientific simulations on one of the largest super-computer in the world. She also has 8 publications in leading peer-reviewed physics scientific journals.

She is a data scientist and an engineer with a background in math, physics, and high-performance computing with a Postdoctoral Chemical Engineering degree from Stanford University and a PhD in Computational Physics from The University of Southern California.

Prior to founding PROVEN Group, Inc., Amy was the Lead Data Scientist at Lyra Health from 2015-2017. Prior to that, she was a Lead Data Scientist at McKesson from 2015-2016. At both of these companies, she developed data products that enable better care for people through the use of technology.

Akash Bedi, Director

Akash Bedi currently serves as the Chief Strategy and Operations officer at H&H Group. As part of his role at H&H Group, Akash is responsible for developing the strategy and business development roadmap and strengthening the Group’s industry and market insight capabilities. Prior to joining H&H Group in 2018, Akash held the position of Director, Global Consumer & Retail at HSBC for over 10 years where he worked on M&A transactions from its global offices in New York, London and Hong Kong.

Ali Waterman, VP of Finance

Ali Waterman is the VP of Finance at PROVEN Group, Inc., Inc. where she oversees the company’s Finance and HR functions. She holds an MBA from The University of Chicago Booth School of Business. She is a Finance and Operations professional with extensive leadership experience in FP&A, financial and business operations, and strategic analysis in high growth organizations.

Prior to joining the Company, Ali held positions of increasing responsibility leading up to VP of Finance at Envoy Global from 2017 to 2022. At Envoy, an immigration software and services provider, Ali played an integral role in building financial and operational structures leading to a successful exit in 2021. From 2012 to 2017, she worked as a financial analyst at Harkcon Inc.

Eric Wong, Head of Engineering

Eric has been the company’s Head of Engineering since May 2017. Eric is a tech startup veteran who brings a wealth of experience to PROVEN. From being the first Engineer at mental health unicorn, Lyra Heath to building financial platforms for developing countries in West Africa, Eric is devoted to enabling innovation in mission driven startups in FinTech, Gaming, Marketing, Biomics and now AI Powered Personalized Beauty.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2022 we compensated our two directors and our executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Ming S. Zhao	CEO	$247,917	$0	$247,917
Zaoshi Yuan	CTO	$241,250	$0	$241,250
Luke Weston	COO	$174,616	$0	$174,616

For the fiscal year ended December 31, 2022, we did not pay our directors in their capacity as directors. There are three directors in this group.

As of the date of this offering, we have no current plans to amend the compensation of our directors and executive officers.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of July 31, 2023, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Proxy Shares (3)	Percent of class owned (2)	Percent of Voting Power (6)
Common Stock	Ming S. Zhao	7,936,184	3,802,607	3,127,632	43.95%	41.42%
Common Stock	Zaoshi Yuan	7,436,184	3,802,607	3,000,000	42.08%	39.07%
Common Stock	All current officers and directors as a group (3 people in this group)	15,608,963	9,877,763	6,127,632	95.42%	72.60%
Series A-2 Preferred Stock(4)	New H2 Limited (5)	3,112,443	0	0	96.32%	10.40%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o PROVEN Group, Inc., 7901 4th St N, STE 4916, St. Petersburg, Florida 33702.

(2)	The Percent of Class includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

(3)	Includes shares sold in the Regulation A offering over which investors granted Ms. Zhao a proxy and shares held in testamentary trusts over which each of Ms. Zhao and Ms. Yuan hold proxies. The company, Ms. Zhao and Ms. Yuan are in the process of formalizing the proxy agreements for the shares held in testamentary trusts.

(4)	With the exception of Luke Weston, who owns 102,066 shares of the company’s Series Seed-7 Preferred Stock, none of the company’s officers and directors owns any shares of the company’s preferred stock.

(5)	New H2 Limited is owned by Health & Happiness Group. Akash Bedi is H2 Limited’s designated member of the company’s board of directors and disclaims beneficial ownership of the shares of Series A-2 Preferred Stock.

(6)	Percent of Voting Power represents the total voting power across all shares of Common Stock and Series A-2 Preferred Stock, which are the only 2 classes of the company’s securities entitled to vote.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In January 2022, the company entered into a Simple Agreement for Future Equity Agreement with Noteworthy Holdings, Inc. (“Noteworthy”) and invested $200,000. Noteworthy is controlled by Luke Weston, the company’s Co-CEO and former Chief Operating Officer.

On July 25, 2022, the company completed the acquisition of Noteworthy. The company purchased Noteworthy Holdings, Inc. for a total purchase price of $650,000 in cash and SAFE Agreements. As a result, Noteworthy became a wholly owned subsidiary of the company. On May 15, 2023, the company entered into an agreement to cancel this SAFE in its entirety and paid off the SAFE in full.

SECURITIES BEING OFFERED

The following descriptions summarize important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the company’s Amended and Restated Certificate of Incorporation (the “Certificate”) and the Amended and Restated Bylaws (the “Bylaws”), which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of Proven’s capital stock, you should refer to our Certificate and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

Proven has the authority to issue: 1,077,005 shares of Series Seed-1 Preferred Stock, 1,292,514 shares of Series Seed-2 Preferred Stock, 30,618 shares of Series Seed-3 Preferred Stock, 5,884,428 shares of Series Seed-4 Preferred Stock, 6,531,944 shares of Series Seed-5 Preferred Stock, 2,357,622 shares of Series Seed-6 Preferred Stock, 408,266 shares of Series Seed-7 Preferred Stock, 6,717,483 shares of Series A Preferred Stock (together with the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock and Series Seed-7 Preferred Stock, the “ Seed Preferred Stock”), and 5,675,915 shares of Series A-2 Preferred Stock. Each series of Preferred Stock has identical rights and preferences, as described in brief below.

Certain shareholders are offering Common Stock to investors in this offering. Investors in this offering will be required to sign an irrevocable proxy, which will restrict their ability to vote. The proxy will remain in effect until the company’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act.

The company’s Certificate provides that our authorized capital consists of 69,740,303 shares of Common Stock, par value $0.00001 per share, and 29,975,795 shares of Preferred Stock, $0.00001 per share.

Preferred Stock

General

Proven has the authority to issue: 1,077,005 shares of Series Seed-1 Preferred Stock, 1,292,514 shares of Series Seed-2 Preferred Stock, 30,618 shares of Series Seed-3 Preferred Stock, 5,884,428 shares of Series Seed-4 Preferred Stock, 6,531,944 shares of Series Seed-5 Preferred Stock, 2,357,622 shares of Series Seed-6 Preferred Stock, 408,266 shares of Series Seed-7 Preferred Stock, 6,717,483 shares of Series A Preferred Stock, and 5,675,915 shares of Series A-2 Preferred Stock. Each series of Preferred Stock has identical rights and preferences, as described in brief below.

Dividend Rights

The holders of then outstanding shares of Series A-2 Preferred Stock shall be entitled to receive dividends at the rate of 8% of the Original Issue Price, or $3.5342 per share for Series A-2 Preferred Stock, for each share of Series A-2 Preferred Stock, prior and in preference to any payment of any other dividend (the “8% Dividend”). The company shall not declare any dividends on shares of any other class or series of stock unless the holders of Preferred Stock then outstanding shall first receive or simultaneously receive, in addition to the 8% Dividend, a dividend on each outstanding share of Preferred Stock as if all such Preferred Stock were converted into shares of Common Stock.

Voting Rights

Except as otherwise required by law, shares of Seed Preferred Stock shall be non-voting and shall not be entitled to vote on any matter submitted to a vote of stockholders of the company.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event (as defined in the Certificate), the holders of the Series A-2 Preferred Stock shall receive out of the assets of the company available for distribution to its stockholders or the remaining Available Proceeds (as defined in the Certificate), as the case may be, before any payment shall be made to the holders of Common Stock an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or such amount per share as would have been payable had all shares of Series A-2 Preferred Stock been converted into Common Stock.

Conversion Rights

The Series A-2 Preferred Stock will be converted into shares of our Common Stock upon an initial public offering of our Common Stock. The remaining series of Preferred Stock may convert into Common Stock upon an initial public offering of our Common Stock upon the approval of a majority of the outstanding shares of Common Stock. A portion or all of the shares of Preferred Stock may, upon the election of a majority of the outstanding shares of Common Stock, specified by vote or written consent, be converted at any time into fully-paid and nonassessable shares of Common Stock. The initial conversion rate shall be one-for-one. The conversion rate shall change as provided in the Certificate.

Common Stock

Voting Rights

Each share of Common Stock has one vote.

Each holder of shares of Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

The investors in this offering will be required to grant a proxy to the company’s CEO, described in greater detail below under “— The Proxy.”

The Proxy

Holders of Common Stock who purchase their shares in this offering will grant the company a proxy in Section 6 of the Subscription Agreement and agree to allow the company’s CEO to vote their shares on all matters submitted to a vote of the shareholders, including the election of directors. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Election of Directors

The holders of the Common Stock are entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the Commission. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the Commission.

All these filings will be available on the Commission’s EDGAR filing system. You should read all the available information before investing.

LIFE SPECTACULAR, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2022 AND 2021

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Life Spectacular, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Life Spectacular, Inc. dba Proven skincare (a Delaware corporation, the “Company”), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon
Newport Beach, California
April 28, 2023

LIFE SPECTACULAR, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$9,008,022	$9,112,722
Inventory	3,214,718	3,464,021
Subscription receivable	132,995	-
Prepaid expenses and other current assets	813,279	690,231
Total current assets	13,169,014	13,266,974
Deposits	60,325	90,999
Goodwill	123,223	-
Intangible assets	4,567	-
Total assets	$13,357,129	$13,357,973

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,361,738	$3,300,589
Accrued expenses	908,231	1,556,240
Deferred revenue	312,766	500,486
Due to related parties	366,440	303,217
Merchant advances	39,462	56,556
Loan payable, current	3,585,057	5,617,919
Total current liabilities	9,573,694	11,335,007
Loan payable	2,539,938	158,355
Future equity obligations	600,010	-
Total liabilities	12,713,642	11,493,362

Commitments and contingencies (Note 10)

Stockholders’ deficit:
Series A-2 preferred stock, $0.00001 par value, 5,675,915 shares authorized, 3,231,280 and 2,362,626
shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $11,419,990 and $8,349,993 as of December 31, 2022 and 2021, respectively	32	24
Series A preferred stock, $0.00001 par value, 6,717,483 shares authorized, 240,576 and 139,496 shares issued and outstanding as of December 31, 2022 and 2021, respectively liquidation preference of $1,587,802 and $920,674 as of December 31, 2022 and 2021, respectively	2	1
Series Seed preferred stock, $0.00001 par value, 17,599,544 shares authorized, 17,582,397 shares issued and outstanding as of both December 31, 2022 and 2021, liquidation preference of $9,206,101 as of both December 31, 2022 and 2021	176	176
Common stock, $0.00001 par, 69,740,303 shares authorized, 26,698,078 and 26,344,104 shares issued and outstanding as of December 31, 2022 and 2021, respectively	267	263
Additional paid-in capital	77,866,559	71,114,533
Accumulated deficit	(77,223,549)	(69,250,386)
Total stockholders’ deficit	643,487	1,864,611
Total liabilities and stockholders’ deficit	$13,357,129	$13,357,973

See accompanying notes to these consolidated financial statements.

LIFE SPECTACULAR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2022	2021
Net revenues	$33,357,751	$20,927,225
Cost of net revenues	7,236,262	5,845,762
Gross profit	26,121,489	15,081,463

Operating expenses:
General and administrative	7,537,912	2,799,713
Sales and marketing	21,873,525	18,244,740
Research and development	3,681,790	2,236,105
Total operating expenses	33,093,227	23,280,558

Loss from operations	(6,971,738)	(8,199,095)

Other income (expense):
Interest expense	(1,001,425)	(805,499)
Change in fair value of future equity obligations	-	(52,993,704)
Total other income (expense), net	(1,001,425)	(53,799,203)

Provision for income taxes	-	-
Net loss	$(7,973,163)	$(61,998,298)

Weighted average common shares outstanding -
basic and diluted	26,502,933	26,172,605
Net loss per common share - basic and diluted	$(0.30)	$(2.37)

See accompanying notes to these consolidated financial statements.

LIFE SPECTACULAR, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

											Total
	Series A-2 Preferred Stock		Series A Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balances at December 31, 2020	-	$-	-	$-	-	$-	26,048,835	$260	$6,650	$(7,252,088)	$(7,245,178)
Issuance of Series Seed Preferred Stock Pursuant to Conversion of Future Equity Obligations	-	-	17,147	-	17,582,397	176	-	-	62,358,528	-	62,358,704
Issuance of Series A and A2 Preferred Stock	2,362,626	24	122,349	1	-	-	-	-	9,162,368	-	9,162,393
Offering Costs	-	-	-	-	-	-	-	-	(588,551)	-	(588,551)
Exercise of Stock Options	-	-	-	-	-	-	295,269	3	74,798	-	74,801
Stock-based Compensation	-	-	-	-	-	-	-	-	100,740	-	100,740
Net loss	-	-	-	-	-	-	-	-	-	(61,998,298)	(61,998,298)
Balances at December 31, 2021	2,362,626	$24	139,496	$1	17,582,397	$176	26,344,104	$263	$71,114,533	$(69,250,386)	$1,864,611
Issuance of Series A Preferred Stock	-	-	101,080	1	-	-	-	-	667,127	-	667,128
Issuance of Series A2 Preferred Stock	19,806	-	-	-	-	-	-	-	69,998	-	69,998
Issuance of Series A2 Preferred Stock	848,848	8	-	-	-	-	-	-	2,999,990	-	2,999,998
Offering Costs	-	-	-	-	-	-	-	-	(47,084)	-	(47,084)
Exercise of Stock Options	-	-	-	-	-	-	353,974	4	124,007	-	124,011
Stock-based Compensation	-	-	-	-	-	-	-	-	2,937,988	-	2,937,988
Net Loss	-	-	-	-	-	-	-	-	-	(7,973,163)	(7,973,163)
Balances at December 31, 2022	3,231,280	$32	240,576	$2	17,582,397	$176	26,698,078	$267	$77,866,559	$(77,223,549)	$643,487

See accompanying notes to these consolidated financial statements.

LIFE SPECTACULAR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(7,973,163)	$(61,998,298)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of future equity obligations	-	52,993,704
Stock-based compensation	2,937,988	100,740
Other income - PPP forgiveness	-	(73,800)
Changes in operating assets and liabilities:
Inventory	809,323	(2,400,047)
Subscription receivable	(130,615)	-
Prepaid expenses and other current assets	(120,668)	1,751,047
Accounts payable	993,001	2,392,703
Accrued expenses	(648,009)	1,046,907
Deferred revenue	(187,720)	(336,613)
Net cash used in operating activities	(4,319,863)	(6,523,657)
Cash flows from investing activities:
Net cash consideration in business combination	(174,421)	-
Proceeds from related parties	-	19,945
Deposits	30,674	(88,799)
Net cash used in investing activities	(143,747)	(68,854)
Cash flows from financing activities:
Due to related parties	63,223	303,217
Repayments of merchant advances, net	(25,548)	(2,059,703)
Proceeds from future equity obligations	150,010	-
Proceeds from loans payable	9,573,653	13,968,324
Repayments of loans payable	(9,216,478)	(8,350,405)
Issuance of preferred stock	3,737,124	9,162,393
Offering costs	(47,084)	(588,551)
Exercise of stock options	124,011	74,801
Net cash provided by financing activities	4,358,911	12,510,076
Net increase in cash and cash equivalents	(104,700)	5,917,565
Cash and cash equivalents at beginning of year	9,112,722	3,195,157
Cash and cash equivalents at end of year	$9,008,022	$9,112,722

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$797,144

Supplemental disclosure of non-cash financing activities:
Future equity obligations issued pursuant to business combination	$450,000	$-
Merchant advances	$-	$1,047,276
Subscription receivable	$-	$3,301,848

See accompanying notes to these consolidated financial statements.

LIFE SPECTACULAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Life Spectacular, Inc. (the “Company”) is a corporation formed on May 15, 2017 under the laws of the State of Delaware. The Company consists of Proven Skincare (“Proven”) and Noteworthy Holdings, Inc. (Noteworthy”). Proven sells customized skincare products through its website and online platform to individual customers directly. Noteworthy offers personalized fragrance products through its website and online platform directly to customers. The Company is headquartered in St. Petersburg, Florida.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, and has used cash in operations of $4,319,863 and $6,523,657 for the years ended December 31, 2022 and 2021, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through its increasing revenues and profit margins, current capital on hand, and the sale of equity through its current Regulation A offering as well as other equity financing that may be available to us. We, therefore, believe that any substantial doubt about the Company’s ability to continue as a going concern has been alleviated. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the consolidated financial statements were available to be issued, the Company has been primarily financed through the issuance of Simple Agreements for Future Equity and preferred stock via a Regulation A offering as well as Regulation D offerings.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Stock Split

On May 24, 2021, the Company effectuated a 3-for-1 forward stock split of its issued and outstanding shares of common stock. Furthermore, on June 23, 2021 and October 22, 2021, the Company filed an Amended and Restated Certificate of Incorporation that authorized the Company to issue a total of (i) 69,740,303 shares of common stock, $0.00001 par value per share and (ii) 29,975,795 shares of preferred stock, $0.00001 par value per share. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, inventory, valuations of common stock, and future equity obligations. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

 Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The carrying values of the Company’s accounts receivable, prepaid expenses, accounts payable, and accrued expenses and approximate their fair values due to the short maturity of these instruments. The Company’s future equity obligations are carried at fair value, determined based on Level 3 inputs in the fair value hierarchy described above (see Notes 4 and 7).

Inventory

Inventories consist of components, finished goods, and products in transit from the Company’s suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of December 31, 2022 and 2021, inventory included approximately $96,000 and $398,000 in transit, respectively.

Subscription Receivable

Subscription receivable represents the amount owed to the Company from the sale of units in the Company’s Regulation A offering.

Acquisitions, Goodwill and Other Intangible Assets

The Company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill. The Company uses a variety of information sources to determine the value of acquired assets and liabilities, including: identifiable intangibles and inventories; and legal counsel or other experts to assess the obligations associated with legal, environmental or other claims.

Goodwill and indefinite-lived intangibles are not amortized but are instead evaluated annually for impairment as part of the Company’s annual financial review, or when indicators of a potential impairment are present. The annual test for impairment performed for goodwill can be qualitative or quantitative, taking into consideration certain factors surrounding the fair value of the goodwill including, level by which fair value exceeded carrying value in the prior valuation, as well as macroeconomic factors, industry conditions and actual results at the test date.

The Company evaluates indefinite-lived intangible assets, which consist of trademarks, for impairment on an annual basis. Similar to goodwill, the impairment test can be qualitative or quantitative, taking into consideration certain factors surrounding the fair value of the brand names including, level by which fair value exceeded carrying value in the prior valuation, as well as macroeconomic factors, industry conditions and actual results at the test date.

Refer to Note 6 of Notes to Consolidated Financial Statements for further discussion on goodwill and other intangible assets.

Revenue Recognition

The Company determines revenue recognition through the following steps in accordance with ASC 606, Revenue from Contracts with Customers (ASC 606):

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue solely from e-commerce transactions, which is considered a single performance obligation. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and refunds to arrive at net revenue. Sales tax collected from clients is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

Contract Liability

Contract liabilities are recorded when a customer pays consideration, or the Company has a right to an amount of consideration that is unconditional, before the transfer of a good or service to the customer and thus represent the Company’s obligation to transfer the good or service to the customer at a future date. The Company’s contract liabilities are included as deferred revenue on the balance sheets and consist of (i) payments received in advance of product delivery to the customer and (ii) the promise of future products to be delivered to existing customers. As of December 31, 2022 and 2021, total contract liabilities were $312,766 and $500,486, respectively. The Company expects deferred revenue for all contract liabilities to be recognized within one year.

Cost of Revenue

Cost of revenue consists of the costs of inventory sold, packaging materials costs, inbound freight, and customs and duties. In situations where promotional products are provided by the Company to its customers at the same time as the related saleable product, the cost of these promotional products are recognized as a cost of revenue.

Sales and Marketing

Sales and marketing expenses include fulfillment center operations, third-party logistics costs, and payment processing fees, as well as marketing and advertising costs.

The Company also includes outbound freight associated with shipping goods to customers as a component of sales and marketing expenses. During the years ended December 31, 2022 and 2021, shipping and handling costs were $2,577,171 and $1,254,970, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits costs, professional services and information technology.

Stock-based compensation expense is also included in general and administrative expenses and was $2,937,988 and $100,740 for the years ended December 31, 2022 and 2021, respectively.

Advertising Costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred. Advertising costs were $14,021,255 and $11,450,934 for the years ended December 31, 2022 and 2021, respectively.

Research and Development Costs

Costs related to the development of the Company’s products and future offerings are included in research and development expenses and are expensed as incurred.

Future Equity Obligations

The Company accounts for its Simple Agreements for Future Equity (“SAFEs”) as derivative liabilities under the FASB’s ASC section 815-10 and ASC section 815-40.

Deferred Offering Costs

The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2022 and 2021 are as follows:

	December 31,
	2022	2021
Series A-2 Preferred Stock (convertible to common stock)	3,231,280	2,362,626
Series A Preferred Stock (convertible to common stock)	240,576	139,496
Series Seed Preferred Stock (convertible to common stock)	17,582,397	17,582,397
Preferred and common stock warrants	336,700	3,082,111
Stock options	9,026,835	1,309,785
Total potentially dilutive shares	30,417,788	24,476,415

As of December 31, 2022, there was an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations (see Note 8).

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. The Company has concluded that the adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	NOTEWORTHY ACQUISITION

On July 25, 2022, the Company completed the acquisition of Noteworthy Holdings, Inc. (“Noteworthy”), a customized fragrance company that specializes in finding a signature scent for its consumers. The Company purchased Noteworthy for a total purchase price of $650,000 in cash and SAFE Agreements. As a result, Noteworthy became a wholly owned subsidiary of the Company. Noteworthy Holdings, Inc. was controlled and majority owned by Luke Weston, the Company’s Chief Operating Officer. The Company accounted for the Noteworthy Acquisition utilizing the acquisition method of accounting, which requires assets and liabilities to be recognized based on estimates of their acquisition date fair values. The determination of the values of the acquired assets and assumed liabilities, including goodwill, other intangible assets and deferred taxes, requires significant judgment. We have calculated fair values of the assets and liabilities acquired from Noteworthy, including goodwill and intangible assets and working capital. The Company completed the final fair value determination of the Noteworthy Acquisition in the fourth quarter of fiscal year 2022.

The following table provides the allocation of the purchase price related to the Noteworthy Acquisition based upon the fair value of assets and liabilities assumed:

Purchase Price
Allocation
Cash and cash equivalents	$25,579
Inventory	560,020
Prepaid expenses and other current assets	2,380
Intangible assets	4,567
Goodwill	123,223
Accounts payable	(65,769)
Purchase price consideration	$650,000

Cash	$200,000
Future equity obligations	450,000
Purchase price consideration	$650,000

The acquired goodwill represents the value in excess of the net assets and liabilities acquired at the acquisition date. Intangible assets acquired consist of the Noteworthy tradename.

5.	FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities are subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in the current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2022 and 2021:

	Fair Value Measurements as of December 31, 2022:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$600,010	$600,010
	$-	$-	$600,010	$600,010

Fair Value Measurements as of December 31, 2021:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$-	$-
	$-	$-	$-	$-

Future Equity Obligations
Balance, December 31, 2020	$9,365,000
Change in Fair Value	52,993,704
Conversion into shares of preferred stock	(62,358,704)
Balance, December 31, 2021	-
Issuance of future equity obligations for proceeds	150,010
Future equity obligations issued pursuant to business combination	450,000
Balance, December 31, 2022	$600,010

In 2021, upon the Company’s equity financing, all outstanding future equity obligations were automatically converted into shares of preferred stock (see Note 7). Immediately prior to the conversion, the Company recorded a fair value adjustment to reflect the number of shares that the obligations converted into at the underlying fair value of the preferred stock.

As of December 31, 2022, the carrying value of the outstanding future equity obligations represented the fair value based upon the timing of the respective issuances.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2022	2021
Prepaid inventory and deposits	$360,747	$329,915
Advertising	284,720	250,895
Other operating expenses	167,812	109,421
	$813,279	$690,231

7.	DEBT

Merchant Advances

The Company has entered into revenue-share with one lender. In connection with the agreements, the Company receives an advance in the form of credit (merchant advance credit) to be used for selected vendor transactions or approved vendor transactions. The Company repays its outstanding merchant advance based upon a percentage of future receivables through payment-processor receipts. The Company is responsible for paying the merchant advance regardless of whether the merchant advance credit is utilized.

During the years ended December 31, 2022 and 2021, the Company received merchant advances totaling $3,360,000 and $1,047,275, respectively, including transaction fees of $360,000 and $108,000, respectively. Merchant advance transaction fees are included as interest expense in the statements of operations. During the years ended December 31, 2022 and 2021, the Company made repayments on merchant advances totaling $3,155,243 and $2,059,703, respectively. As of December 31, 2022 and 2021, amounts owed under merchant advance arrangements were $39,462 and $56,555, respectively.

Loans Payable

In January 2021, the Company entered into a Credit and Security Agreement for proceeds of $1,300,000. The note bore interest at 11.75% per annum and matured on January 14, 2022. The loan was fully repaid by October 2021. Interest expense was $63,967 pertaining to the loan for the year ended December 31, 2021.

In February 2021, the Company also entered into a Future Receipts Purchase Master Agreement with one lender and received total proceeds of $12,668,338 from 8 financings throughout 2021. The Company paid back a fixed recurring amount monthly over a 12-month period to each financing. The loans bore interest from 7% - 8.3% and matured at various times between February 11, 2022, and September 20, 2022. Interest expense was $636,438 pertaining to these loans for the year ended December 31, 2021. Total repayments for these agreements were $7,050,404 during 2021, and $5,617,919 remained outstanding as of December 31, 2021. The Credit cap was based on annual recurring revenue and changes periodically.

Throughout 2022, the Company received total proceeds of $9,573,653 from the same lender from 5 financings. The Company pays back fixed recurring monthly amounts over the 12-24 month periods relating to each financing. The loans bear interest from 7% - 14% and mature at various times between January 31, 2023 and August 2, 2024. Interest expense was $842,334 related to these loans for the year ended December 31, 2022. Total repayments for these and prior agreements were $9,216,478 during 2022, and $5,975,094 remained outstanding as of December 31, 2022. Of the outstanding balance, approximately $3,585,000 is current and $2,390,000 is expected to be repaid in 2024.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. During 2021, the Company was notified that its EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum. The Loan has repayment terms that commence one year after the origination date.

8.	FUTURE EQUITY OBLIGATIONS

During the year ended December 31, 2022, the Company entered into Simple Agreements for Future Equity (“SAFEs”) for total proceeds of $150,010.  The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap of $189,750,000.

In connection with the Noteworthy acquisition (see Note 4), the Company issued a SAFE for $450,000 as part of the purchase price consideration.  The agreement has a valuation cap of $190,000,000.

If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

In October 2021, the Company completed an equity financing of Series Seed Preferred Stock (see Note 9) at a price per share of $3.53. Upon this financing, all of the outstanding SAFEs automatically converted into 17,147 shares of Series A Preferred and 17,582,397 shares of Series Seed Preferred Stock at an aggregate fair value of $62,358,704. After the financing, there were no SAFEs outstanding as of December 31, 2021.

9.	STOCKHOLDERS’ EQUITY

Preferred Stock

The Company’s Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on October 22, 2021, authorized the Company to issue a total of 29,975,795 shares of Preferred Stock, $0.00001 par value per share, of which (i) 1,077,005 shares were designated as Series Seed-1 Preferred Stock, (ii) 1,292,514 shares were designated as Series Seed-2 Preferred Stock, (iii) 30,618 shares were designated as Series Seed-3 Preferred Stock, (iv) 5,884,428 shares were designated as Series Seed-4 Preferred Stock, (v) 6,531,944 shares were designated as Series Seed-5 Preferred Stock, (vi) 2,357,622 shares were designated as Series Seed-6 Preferred Stock, (vii) 408,266 shares were designated as Series Seed-7 Preferred Stock, (viii) 6,717,483 shares were designated as Series A Preferred Stock, and (ix) 5,675,915 shares were designated as Series A-2 Preferred Stock. On the accompanying balance sheets, the various Series Seed Preferred Stock are presented in aggregate as Series Seed Preferred Stock.

The holders of each class of stock shall have the following rights and preferences:

Common Stock: Each holder of shares of Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited. The holders of the Common Stock are entitled to elect, remove and replace all directors of the Company, other than the director elected by the holders of Series A-2 Preferred Stock. The holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, subject to the rights of any senior Preferred Stock that may then be outstanding, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors. In the event of the company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Preferred Stock: See descriptions of the Preferred Stock rights and preferences set forth in the “Dividends”, “Voting”, and “Liquidation” sections below.

Dividends

The holders of the Company’s Series A-2 Preferred Stock are entitled to receive, only if declared by the Board of Directors, dividends at the rate of 8% of the original issue price of such stock prior and in preference to any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock first receive, or simultaneously receive, in addition to the Series A-2 Preferred Stock dividend, a dividend on each outstanding share of Preferred Stock as set forth in the Company’s Amended and Restated Certificate of Incorporation.

Voting

Shares of Preferred Stock except the Series A-2 Preferred Stock shall be non-voting and shall not be entitled to vote on any matter submitted to a vote of stockholders of the company. Each holder of Series A-2 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock held by such holder as if the shares of Series A-2 Preferred Stock held by such holder were converted into shares of Common Stock. Subject to the provisions of the Company’s Amended and Restated Certificate of Incorporation, the holders of Series A-2 Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event as the case may be, the holders of shares of Series A-2 Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to its stockholders pro rata based on the number of shares held by each such holder on an as-converted to Common Stock basis.

Conversion

A portion or all of the shares of Preferred Stock may, upon the election of a majority of the outstanding shares of Preferred Stock, specified by vote or written consent, be converted at any time into fully-paid and nonassessable shares of Common Stock. The initial conversion rate shall be one-for-one. The conversion rate shall change as provided in the Amended and Restated Certificate of Incorporation.

2021 Transactions

In August 2021, the Company launched a Regulation A financing to issue and sell up to 9,090,909 Units at a price of $6.60 per Unit, with each Unit comprising (i) 0.7 shares of the Company’s Series A Preferred Stock per Unit and (ii) 0.3 shares of the Company’s Common Stock per unit held by the founders of the Company, pursuant to an Offering Circular filed with the Securities and Exchange Commission. The Company reserved 6,363,636 shares of Common Stock for issuance upon conversion of the Series A Preferred Stock to be authorized pursuant to the Company’s Amended and Restated Certificate of Incorporation. Through December 31, 2021, the Company has issued 107,198 shares of Series A Preferred Stock pursuant to the offering for gross proceeds of $1,010,724. Of the gross proceeds, $707,507 has been allocated to the Series A preferred stock and included as part of additional paid-in capital and $303,217 is payable to selling shareholders in the Regulation A financing and included in due to related parties as of December 31, 2021 in the accompanying balance sheets.

On October 14, 2021, the Company closed a Series A Preferred Stock financing, issuing to new investors an aggregate of 15,151 shares of Series A Preferred Stock at a price per share of $6.60. Upon this financing, the outstanding SAFEs in the aggregate amount of $9,319,283 automatically converted into 17,147 shares of Series A Preferred Stock and 17,582,397 shares of various subclasses of Series Seed Preferred Stock. After the financing, there were no SAFEs outstanding.

On October 26, 2021, the Company closed a Series A-2 Preferred Stock financing, issuing to new investors an aggregate of 2,362,626 shares of Series A-2 Preferred Stock at a price per share of $3.5342.

2022 Transactions

During the year ended December 31, 2022, the Company issued 868,654 shares of Series A-2 Preferred Stock to investors at a price per share of $3.5342, of which approximately $3,000,000 was from the exercise of 848,848 Series A-2 Preferred Stock warrants (see below).

In 2022, the Company issued an additional 101,080 shares of Series A Preferred Stock pursuant to its Regulation A financing noted above for gross proceeds of $667,128. Of the gross proceeds, $466,990 has been allocated to the Series A preferred stock and included as part of additional paid-in capital and $200,138 is payable to selling shareholders in the Regulation A financing and included in due to related parties as of December 31, 2022 in the accompanying balance sheets.

Common Stock

On May 24, 2021, the Company effectuated a 3-for-1 forward stock split of its issued and outstanding shares of common stock. Furthermore, on June 23, 2021 and October 22, 2021, the Company filed an Amended and Restated Certificate of Incorporation that authorized the Company to issue a total of (i) 69,740,303 shares of common stock, $0.00001 par value per share and (ii) 29,975,795 shares of preferred stock, $0.00001 par value per share. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

In 2021, option holders exercised options for 295,629 shares of common stock for proceeds of $74,801. In 2022, option holders exercised options for 353,974 shares of common stock for proceeds of $124,011.

Each holder of common stock will be entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro-rata based on the number of shares held, subject to the liquidation preference of the preferred stock.

Life Spectacular, Inc. 2017 Stock Plan

The Company has adopted the Life Spectacular, Inc. 2017 Stock Plan (“2017 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan, as amended and restated, was 14,550,910 shares as of December 31, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. As of December 31, 2022, there were 4,874,732 shares available for grant.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2020	-	$-	$-
Granted	1,647,453	0.25
Exercised	(295,269)	0.25
Forfeited	(42,399)	0.25
Outstanding as of December 31, 2021	1,309,785	$0.25	$665,890
Granted	8,712,087	0.82
Exercised	(353,974)	0.25
Forfeited	(641,063)	0.72
Outstanding as of December 31, 2022	9,026,835	$0.76	$10,982,284

Exercisable as of December 31, 2021	301,259	$0.25	$152,760
Exercisable as of December 31, 2022	3,471,307	$0.65	$4,616,838

As of December 31, 2022, the weighted average duration to expiration of outstanding options was 9.0 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended
	December 31,
	2022	2021
Risk-free interest rate	1.79%	0.69%
Expected term (in years)	6.18	6.04
Expected volatility	55.00%	55.00%
Expected dividend yield	0%	0%
Fair value per stock option	$1.41	$0.13

The total grant-date fair value of the options granted during the years ended December 31, 2022 and 2021 was $11,979,604 and $214,169, respectively. Stock-based compensation expense for stock options of $2,937,988 and $100,740, respectively, was recognized under FASB ASC 718 for the years ended December 31, 2022 and 2021 and included in general and administrative expenses in the consolidated statements of operations. Total unrecognized compensation costs related to non-vested stock option awards amounted to $8,756,305 as of December 31, 2022, which will be recognized over a weighted-average period of 2.7 years.

Warrants

In connection with the Company’s Series A financing (see Note 7), in October 2021 the Company granted 2,846,421 warrants to purchase Series A preferred stock to an investor. The warrants have an exercise price of $4.2410 per share and expire on the earlier of the first anniversary of the issuance date, the closing of an IPO or sale of the Company. The warrants were valued using the Black-Scholes option pricing model using similar inputs to those described for stock options and had a grant-date fair value of $1.16 per share, or total fair value of $3,301,848. The warrants were determined to be equity classified per ASC 480-10 and were recognized as offering costs of the underlying preferred stock issued. Accordingly, the value both decreased and increased additional paid-in capital for net no effect in the consolidated financial statements. In 2022, the Company and the investor modified the warrants to reduce the exercise price of 848,848 warrants to $3.53, at which point the investor exercised the warrants for approximately $3,000,000. See above for 2022 transactions. The remaining warrants expired during 2022.

In connection with the Company’s planned Regulation A offering (see Note 8), in January 2021 the Company granted contingent warrants to Crush Capital, Inc., which contained both vesting terms and financing events that were required to occur before the underlying warrants were exercisable, including the initial sale of shares under the Regulation A financing. The number of warrants granted amounts to an equity value of $2,222,222 divided by the price of the capital stock sold in the Regulation A financing. The number of total warrants issued to Crush Capital, Inc. were 336,700 shares based on the Regulation A price of $6.60 per unit, consisting of 235,690 warrants to purchase Series A preferred stock issued by the Company and 101,010 common stock warrants to purchase Common Stock issued by the selling shareholders. The warrants vest based on three tranches of 34%, 33% and 33% pursuant to specified milestones. As of December 31, 2021, no warrants had vested and vesting was uncertain and not considered probable. The warrants will be recognized as offering costs of the underlying stock issued when recognition occurs. During 2022, the first tranche was vested; however, the Company does not expect the remaining tranches to vest based on the circumstances as of the date of these consolidated financial statements.

As of December 31, 2022, the Company had 235,690 preferred stock warrants outstanding and 101,010 of common warrants outstanding.

10.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, research and development and net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $6,225,347 and $4,719,768, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2022	2021
Deferred tax assets (liabilities)
Net operating loss carryforwards	$4,441,174	$3,976,530
Accruals and other	136,831	437,459
Stock-based compensation	702,574	-
Research and development tax credit carryforwards	162,537	305,779
Research and experimentation capitalization	603,276	-
Valuation allowance	(6,046,392)	(4,719,768)
Net deferred tax assets (liabilities)	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2022 and 2021, cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $6,046,392 and $4,719,768 were recorded as of December 31, 2022 and 2021, respectively. Valuation allowance increased by $1,326,624 and $2,586,757 during the years ended December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 25.8%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. On December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $17,228,325 and $14,146,320, respectively, which may be carried forward indefinitely.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018 and subsequent tax years remain open to examination.

11.	COMMITMENTS AND CONTINGENCIES

Sales Tax

It was determined that the Company’s sales may be subject to sales tax in certain jurisdictions. The Company is currently assessing its positions and had an estimated liability of $232,599 and $569,937 for sales tax exposure as of December 31, 2022 and 2021, respectively. The Company believes that the ultimate resolution will not be materially different from the estimated liability recorded.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

12.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 28, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.